Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

COMPLETION OF THE NON-PUBLIC ISSUANCE OF A SHARES

Reference is made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 26 June 2017, 19 September 2017, 8 November 2017, 15 November 2017, 22 November 2017, 16 March 2018, 7 May 2018, 16 August 2018, 30 August 2018 and 11 September 2018 (the “Announcements”) and the circular of the Company dated 22 September 2017 (the “Circular”) in relation to, amongst others, the A Share Issuance of the Company. Unless otherwise defined, capitalised terms used herein shall have the same meaning as those defined in the Announcements and the Circular.

The Company is pleased to announce the following results of the A Share Issuance:

1.	NUMBER OF SHARES ISSUED AND ISSUE PRICE

Type of shares:	RMB ordinary shares (A Shares)

Number of shares issued:	1,578,073,089 Shares

Issue price:	RMB6.02 per Share

Total proceeds:	RMB9,499,999,995.78

Net proceeds:	RMB9,488,178,222.86

2.	NUMBER OF SHARES SUBSCRIBED AND LOCK-UP PERIOD

No.	Placee(s)	Number of shares subscribed	Subscription amount	Lock-up period
		(shares)	(RMB)	(months)
1	China Southern Air Holding Limited Company	489,202,658	2,945,000,001.16	36
2	China National Aviation Fuel Group Corporation	498,338,870	2,999,999,997.40	12
3	Spring Airline Co., Ltd.	140,531,561	845,999,997.22	12
4	Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	121,262,458	729,999,997.16	12
5	China Structural Reform Fund Co., Ltd.	242,524,916	1,459,999,994.32	12
6	Hotland Innovation Asset Management Co., Ltd.	68,106,312	409,999,998.24	12
7	China Life Asset Management Company Limited	18,106,314	109,000,010.28	12

China Southern Air Holding Limited Company (“CSAH”) is the controlling shareholder of the Company. After the A Share Issuance, CSAH will hold directly and indirectly 6,199,719,248 Shares, representing 50.54% of the total issued share capital of the Company, and CSAH will remain as the controlling shareholder of the Company.

3.	EXPECTED LISTED FOR TRADING DATES

On 26 September 2018, the procedures for registration of the new A Shares with the Shanghai Securities Depository and Clearing Corporation Limited were completed. The new A Shares are subject to trading restrictions, and the lock-up period will be calculated from the day after the completion of registration. The new A Shares subscribed for by CSAH are expected to be listed for trading on 27 September 2021 (in the event of statutory holidays or public holidays, it will be extended to the next trading day); the new A Shares subscribed by other investors are expected to be listed for trading on 26 September 2019 (in the event of statutory holidays or public holidays, it will be extended to the next trading day).

4.	TRANSFER OF ASSETS

As of 28 August 2018, CSAH has completed the registration for the transfer of its 50.00% equity interest in MTU Zhuhai to the Company.

5.	CHANGES IN THE TOP TEN SHAREHOLDERS OF THE COMPANY BEFORE AND AFTER THE A SHARE ISSUANCE

(1)	Top ten Shareholders of the Company before the A Share Issuance

As of 31 August 2018, the top ten Shareholders of the Company before the A Share Issuance are as follows:

No.	Name of Shareholder	Number of Shares held	Percentage of issued A Share capital	Type
	(full name)	(shares)	(%)
1	China Southern Air Holding Limited Company	4,039,228,665	57.52	A Shares not subject to trading restrictions
2	China Securities Finance Corporation Limited	321,159,441	4.57	A Shares not subject to trading restrictions
3	National Social Security Fund 118	107,595,542	1.53	A Shares not subject to trading restrictions
4	Central Huijin Investment Ltd.	64,510,900	0.92	A Shares not subject to trading restrictions
5	China Life Insurance Co., Ltd - Dividend - Personal Dividend - 005L - FH002Shanghai	60,130,721	0.86	A Shares not subject to trading restrictions
6	Hong Kong Securities Clearing Company Limited	56,256,422	0.80	A Shares not subject to trading restrictions
7	Zhong Hang Xin Gang Gaurantee Co., Ltd.	53,700,900	0.76	A Shares not subject to trading restrictions
8	Dacheng Fund - ABC - Dacheng - CSF Financial Asset Management Plan	39,840,300	0.57	A Shares not subject to trading restrictions
9	Taikang Life Insurance Co., Ltd. - Investment Link - Multi-strategy optimization	33,820,661	0.48	A Shares not subject to trading restrictions
10	Industrial & Commercial Bank of China - Shanghai Index 50 Trading Open-end Index Securities Investment Fund	27,373,742	0.39	A Shares not subject to trading restrictions
	Total:	4,803,617,294	68.40

(2)	Top ten Shareholders of the Company after the A Share Issuance

The top ten Shareholders of the Company upon the completion of registration of the new A Shares issued pursuant to the A Share Issuance are set out as follows:

No.	Name of Shareholder	Number of Shares held	Percentage of issued A Share capital	Number of Shares subject to trading restrictions	Type
	(full name)	(shares)	(%)	(shares)
1	China Southern Air Holding Limited Company	4,528,431,323	52.65	489,202,658	A Shares not subject to trading restrictions and A Shares subject to trading restrictions

2	China National Aviation Fuel Group Corporation	498,338,870	5.79	498,338,870	A Shares subject to trading restrictions

3	China Securities Finance Corporation Limited	319,604,156	3.72	—	A Shares not subject to trading restrictions

4	China Structural Reform Fund Co., Ltd.	242,524,916	2.82	242,524,916	A Shares subject to trading restrictions

5	Spring Airline Co., Ltd.	140,531,561	1.63	140,531,561	A Shares subject to trading restrictions

6	Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	121,262,458	1.41	121,262,458	A Shares subject to trading restrictions

7	National Social Security Fund 118	107,595,542	1.25	—	A Shares not subject to trading restrictions

8	Central Huijin Investment Ltd.	64,510,900	0.75	—	A Shares not subject to trading restrictions

9	China Life Insurance Co., Ltd - Dividend - Personal Dividend - 005L - FH002Shanghai	59,937,221	0.70	—	A Shares not subject to trading restrictions

10	Zhong Hang Xin Gang Gaurantee Co., Ltd.	53,616,500	0.62	—	A Shares not subject to trading restrictions

	Total:	6,136,353,447	71.34

6.	CHANGES IN SHAREHOLDING STRUCTURE BEFORE AND AFTER THE A SHARE ISSUANCE AND THE H SHARE ISSUANCE

Upon the completion of the A Share Issuance and the H Share Issuance, the number of Shares subject to trading restrictions of the Company has increased by 2,178,999,014 Shares. Meanwhile, the A Share Issuance and the H Share Issuance will not result in any changes in the control of the Company, CSAH remains as the controlling shareholder of the Company. The changes in shareholding structure of the Company before and after the A Share Issuance and the H Share Issuance are as follows:

Type of Shares	Before the A Share Issuance and the H Share Issuance (As of 31 August 2018)		Changes	After the A Share Issuance and the H Share Issuance (As of 26 September 2018)
	Number of Shares	Percentage of total issued share capital	Number of Shares	Number of Shares	Percentage of total issued share capital
	(shares)		(shares)	(shares)
Shares not subject to trading restrictions	10,088,173,272	100.00%	—	10,088,173,272	82.24%
Among which:
A Shares	7,022,650,000	69.61%	—	7,022,650,000	57.25%
H Shares	3,065,523,272	30.39%	—	3,065,523,272	24.99%
Shares subject to trading restrictions	—	—	2,178,999,014	2,178,999,014	17.76%
Among which:
A Shares	—	—	1,578,073,089	1,578,073,089	12.86%
H Shares	—	—	600,925,925	600,925,925	4.90%
Total:	10,088,173,272	100.00%	2,178,999,014	12,267,172,286	100.00%

Upon completion of the A Share Issuance and the H Share Issuance, the registered capital and the total number of Shares of the Company will be changed. The Board will amend the relevant provisions in the Articles of Association of the Company according to the issuance results of the A Share Issuance and the H Share Issuance and with the authorisation granted at the EGM.

7.	INTERMEDIARIES

Sponsor (joint lead underwriter):	UBS Securities Co., Limited
Joint lead underwriter:	CSC Financial Co., Ltd.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

27 September 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.